FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0103

February 1, 2007

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Christopher White, Staff Accountant
Barbara C. Jacobs, Assistant Director
Jeffrey Werbitt, Esq.

Re:	Google Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended

March 31, 2005, June 30, 2005, September 30, 2005 and September 30, 2006

Form 8-K filed January 31, 2006

File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated December 21, 2006, relating to the above-referenced filings.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. Google is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

Securities and Exchange Commission Re: Google Inc. February 1, 2007 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.: GI-0103

All notices and orders regarding this request should be sent to:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Attention: General Counsel

Phone: (650) 253-0000

Fax: (650) 649-1920

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Google’s response.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 48

1.	Your response to prior comment number 5 again indicates that you view the number of paid clicks as a key indicator of your financial and operating performance. Your response further indicates you do not believe that quantifying paid clicks in a period would, in itself, contribute to a thoughtful analysis of the importance of this key indicator in a manner that would improve an investor’s understanding of your financial results. However, we note your disclosure on page 28 of Form 10-Q for the quarter ended September 30, 2006 that “paid clicks and ads displayed” are the primary causes of advertising revenue growth for Google web sites and Google Network web sites. As such a quantified presentation of these key indicators would be material information to investors. We refer you to Section III.B.1 of SEC Release 33-8350 (the “Release”).

In response to the Staff’s comment we will provide, in our future 10-Q and 10-K filings, including our Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”), percentage increases or decreases in our paid clicks on a year-over-year and quarter-over quarter basis. Paid clicks data will also be presented in our quarterly earnings call. We will also provide similar “ads displayed” data once our brand advertising business (our name for the part of our business that sells “display ads,” which includes targeted text, animated and static images, and flash ads, and from which we derive revenue on a cost-per-impression basis) represents a meaningful portion of our total revenues. [CONFIDENTIAL**]

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The presentation of percentage increases and decreases in paid clicks will also be accompanied by a discussion of factors that contribute to the growth or decline of aggregate paid clicks, including, for example, a discussion of country or geographic area contributions, the relative impact of paid clicks from our Google Network member sites and Google.com sites and the contributions of vertical market segments. In addition, we will discuss any material trends we have identified with respect to growth (or declines) in paid clicks and the relationship in any given period between our revenue growth, the growth rate of paid clicks and our monetization efforts in order to provide a better understanding of how these metrics contribute to our business.

2.	As the Release indicates, “(c)ompanies should provided quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.” Quantified “paid click and ads displayed” information with disclosure of the factors affecting monetization of subsets of that information based on geography, web-site type, web-site vertical focus, emerging markets and developing countries would provide a better understanding of these key indicators. In addition, analysis of known material trends, events, demands, commitments and uncertainties associated with these key indicators or their subsets as well as explanation of the underlying reasons, implications and interrelationships between constituent elements and the relative significance of those matters would be material information to investors. Disclosure that expands on the nature and quantitative impact of your monetization factors, such as your “limited example” in the last sentence of paragraph three in your response, would appear to be material information to investors. We refer you to Section III.B.4 of the Release and Item 303 of Regulation S-K. Please provide this information in future filings.

Please see our response to Staff’s prior comment No. 1.

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Consolidated Balance Sheets, page 73

3.	We note you revised your balance sheet presentation to separately disclose the amount of Class A and Class B shares issued and outstanding in response to prior comment number 6. Disclose in future filings the dollar amount of Class A and B shares issued and outstanding on the face of your balance sheet pursuant to Rule 5-02.30 of Regulation S-X.

In response to the Staff’s comment, we will provide the dollar amount of Class A and B shares issued and outstanding on the face of our balance sheet in our 2006 Form 10-K to be filed no later than March 1, 2007.

Consolidated Statements of Income, page 74

4.	We have read your response to prior comment number 7 and we reissue the comment. Please note basic and diluted earnings per shares (“EPS”) data shall be presented for each class of common stock pursuant to paragraph 61.d of SFAS 128. Since you have two classes of common stock outstanding, you are required to compute EPS using the two-class method. Please tell us how you plan to comply with this guidance.

We respectfully disagree with the Staff that basic and diluted earnings per share are required for each class of common stock pursuant to paragraph 61 of SFAS 128 for the reasons noted in our response to Staff’s prior Comment No. 7 set forth in our letter dated November 14, 2006. As we noted in that letter, there are a number of safeguards built into our Certificate of Incorporation, as well as Delaware law, which preclude our board of directors from declaring or paying unequal per share dividends on our Class A and Class B common stock. As a result, there is no economic difference between our Class A and Class B common stock and, therefore, from an economic or monetary perspective we only have a single class of common stock. It is only from a voting perspective that our Class A and Class B common stock differ. Accordingly, we respectfully submit to the Staff that only a single set of basic and diluted earnings per share is required.

In addition, we note the following which we believe further supports our conclusion:

•

Paragraph 60 and 61 of SFAS 128 are under the header, “Participating Securities and Two-Class Common Stock.” Paragraph 60 b. states: “[The capital structure of some entities include:] a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.” So, even if we were to assume that paragraph 61 d. were applicable to a company with only multiple classes of common stock, that paragraph can only pertain to companies with the capital structure noted in paragraph

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60 b. As the rights, including the dividend rights, of the holders of our Class A and Class B common stock are identical, except with respect to voting, paragraph 61 d. cannot be applicable.

To further support the foregoing, assume that (1) we have 10 classes of common stock and (2) that the dividend and other rights of the holders of each class of stock are the same (other than, for instance, certain board representation rights). An interpretation of paragraph 61 d. without the context of paragraph 60 b., would lead to the presentation of 10 sets of EPS data. We believe this could be confusing and may not be useful information to the readers of the financial statements. From an economic perspective we would have a single class of common stock and therefore only a single set of basic and diluted earnings per share should be required.

•	Cathy J. Cole, Associate Chief Accountant of the U.S. Securities and Exchange Commission, noted the following in a speech given on December 11, 2006:

“The first situation relates to diluted earnings per share (EPS) when one class of common is convertible into another class of common. FASB Statement 128 requires the use of the two-class method of computing EPS in certain circumstances, namely, when there is more than one class of common stock and the classes have different dividend rates [emphasis added] or when there are other securities that have a right to participate in dividends with common stock.”

Again, as the rights, including the dividend rights, of the holders of our Class A and Class B common stock are identical, except with respect to voting, paragraph 61 d. is not applicable.

The computational examples provided in Ms. Cole’s speech all assume participating securities with different dividend rates or rights, which inherently result in different earnings per share for each participating security. As the dividend rates and rights, as well as the liquidation rights, of our Class A and Class B common stock are identical, the earnings per share would be the same. Accordingly, we respectfully submit that it would not be meaningful, and could ultimately be confusing, to present basic and diluted earnings per share for each class of our common stock.

•	We have reviewed the financial statements of Media General, Inc., Martha Stewart Living Omnimedia, Inc., The Washington Post Company and Dow Jones & Company Inc. Each of these companies has a dual class capital structure under which the rights to the holders of each class of common stock appear to be identical except for the voting rights. None of these companies presents EPS for each class of common stock. We found no companies that have this type of capital structure and which present EPS for each class of common stock.

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We advise the Staff that we will expand our footnote disclosure in our public filings (including our 2006 Form 10-K) to support our presentation of a single set of basic and diluted earnings per share as follows:

The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B common stock are identical, except with respect to voting. Further, there are a number of safeguards built into our Certificate of Incorporation, as well as Delaware law, which preclude our board of directors from declaring or paying unequal per share dividends on our Class A and Class B common stock. As a result, from an economic or monetary perspective, we have a single class of common stock. Accordingly, we are only required to present a single set of basic and diluted earnings per share under SFAS 128, Earnings per Share (SFAS 128). In any event, if we were to present separate sets of earnings per share for each class of common stock computed using the “two class” method as set forth under SFAS 128, the amounts for each class of common stock would be the same as those presented on our income statement because, as discussed above, the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Note 9. Stockholders’ Equity, page 21

5.	Tell us your consideration of disclosing the method of estimating the fair value of restricted stock units granted during the period pursuant to paragraph 64.c of SFAS 123(R). In this respect, we note from your disclosure on page 8 that you measure restricted stock units based on their fair market values of the underlying stock on date of grant. Please clarify whether you are required to use any significant assumptions to determine the fair value of the restricted stock units, such as the assumptions discussed in paragraph A240.e(2) of SFAS 123(R).

Restricted stock units (RSUs) become shares of our common stock on the date of vest. As a result, they are essentially shares of our common stock and, accordingly, they are valued based on the market values of the underlying stock on the date of grant. As a result, paragraph A240.e(2) of SFAS 123(R) is not applicable.

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Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005, September 30, 2005 and Form 8-K filed January 31, 2006

6.	We note your response to comment number 31 from your letter dated August 11, 2006. Your response indicates that your actual cumulative year to date effective tax rate through six-months ended June 30 2005 was less than your projected annual rate due to the discrete item recorded in the first quarter of fiscal year 2005. Please clarify why your effective tax rate and your projected annual rate through the six months ended June 30, 2005 were not the same. Please further clarify how your computation of your effective rate and interim period tax through the six months ended June 30, 2005 complies with paragraphs 8, 9 and 16 of FIN 18. In this respect, please clarify why you include the benefit associated with the discrete item recorded in the first quarter of fiscal year 2005 when calculating your effective rate for the six months ended June 30, 2006.

[CONFIDENTIAL**]

7.	Your response to prior comment number 12 indicates that earnings recognized from your Irish subsidiary are taxed at a much lower statutory rate compared to those recognized in the U.S. Please tell us the actual Irish statutory rate as well as the quantitative effect that rate had on your determination of the estimated annual effective tax rate in fiscal year 2005.

[CONFIDENTIAL**]

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8.	We note the internal forecast of your annual revenues, expenses, and income before income taxes for your Irish subsidiary and the U.S. for 2004 provided in response to prior comment number 13. Please provide us the same analysis for each quarter in fiscal year 2005.

[CONFIDENTIAL**]

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9.	We note your response to prior comment 15 and your response to comment number 1 from your letter dated May 12, 2006. Please confirm that each significant reconciling item that increased your forecasted effective rate of 28% to your reported 2005 effective rate of 31.6% was the result of fourth quarter events, i.e. not related to events that occurred prior to September 30, 2005 which should have been incorporated into your anticipated annual effective tax rate calculated as of September 30, 2005.

[CONFIDENTIAL**]

* * * * *

Securities and Exchange Commission Re: Google Inc. February 1, 2007 Page 10	FOIA CONFIDENTIAL TREATMENT REQUESTED BY GOOGLE INC.: GI-0103

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/253-5307) or Donald Harrison (650/253-6646). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel (650/493-6811). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Mark Fuchs
Mark Fuchs
Vice President of Finance and Chief Accountant

Cc:	George Reyes
Kent Walker
Donald S. Harrison
David J. Segre